UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,526,789*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,526,789*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,526,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,753,833 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		334,055*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

334,055*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

334,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 166,871 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,860,844*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,860,844*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,860,844*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,920,704 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,870,731*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,870,731*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,870,731*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,920,704 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible and 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,870,931*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,870,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,870,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,920,704 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible and 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,870,931*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,870,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,870,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,920,704 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible and 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,870,931*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,870,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,870,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,920,704 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible and 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

8

CUSIP No. 514766104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,772,956 Shares owned directly by Legion Partners I is approximately $28,130,183, including brokerage commissions. The aggregate purchase price of the 167,184 Shares owned directly by Legion Partners II is approximately $1,725,288, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined therein) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined therein). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. Approximately 863 Shares of Series A Preferred Stock owned directly by Legion Partners I were received as dividends. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000. Approximately 82 Shares of Series A Preferred Stock owned directly by Legion Partners II were received as dividends.

In connection with the appointment of Christopher S. Kiper to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 to Amendment No. 6, Mr. Kiper has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 which vest on the first anniversary of the grant date and will be automatically settled in shares of common stock and (ii) 3,981 RSUs awarded on February 1, 2023 that vest on the first anniversary of the grant date and will be automatically settled in shares of common stock and (iii) 18,182 RSUs awarded on June 1, 2023 that vest on the earlier of the first anniversary of the grant date or the date of the 2024 Annual Meeting of Stockholders (provided such date is no less than 50 weeks from grant date).

Because Mr. Kiper serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Kiper, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. Kiper by the Issuer in respect of Mr. Kiper’s Board position, for no consideration.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

9

CUSIP No. 514766104

On December 23, 2023, the Legion Investors submitted written notice to the Issuer waiving the Beneficial Ownership Limit with respect to all of their shares of Series A Preferred Stock that prevented them from beneficially owning in excess of 9.99% of the Shares outstanding (the “Waiver”). Pursuant to the terms of the Certificate of Designation, this Waiver will become effective as of the date that is sixty-one days after the date of the Waiver, or February 22, 2024. As a result of the Waiver, the Reporting Persons are now deemed to beneficially own 4,870,931 Shares in the aggregate, including 1,920,704 Conversion Shares. As previously disclosed, the Reporting Persons have the right to vote all of such Shares with the common stockholders on an as-converted basis on all matters.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus all of the 1,920,704 Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons at any time as further described in Item 4 of this Schedule 13D and 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

A.	Legion Partners I
(a)	As of the close of business on January 3, 2024, Legion Partners I beneficially owned 4,526,789 Shares, including 1,753,833 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 14.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,526,789
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,526,789

(c)	Legion Partners I has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on January 3, 2024, Legion Partners II beneficially owned 334,055 Shares, including 166,871 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 334,055
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 334,055

(c)	Legion Partners II has not entered into any transactions in the Issuer’s securities during the past sixty days.
10

CUSIP No. 514766104

C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 4,526,789 Shares beneficially owned by Legion Partners I and (ii) 334,055 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,860,844
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,860,844

(c)	Legion Partners, LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 4,526,789 Shares beneficially owned by Legion Partners I, (ii) 334,055 Shares beneficially owned by Legion Partners II and (iii) 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,870,731
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,870,731

(c)	Legion Partners Asset Management has not entered into any transactions in the Issuer’s securities during the past sixty days.
E.	Legion Partners Holdings
(a)	As of the close of business on January 3, 2024, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 4,526,789 Shares beneficially owned by Legion Partners I and (ii) 334,055 Shares beneficially owned by Legion Partners II and (iii) 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,870,931
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,870,931

(c)	Legion Partners Holdings has not entered into any transactions in the Issuer’s securities during the past sixty days.
11

CUSIP No. 514766104

F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,526,789 Shares beneficially owned by Legion Partners I, (ii) 334,055 Shares beneficially owned by Legion Partners II, (iii) 200 Shares beneficially owned by Legion Partners Holdings and (iv) 9,887 Shares underlying certain RSUs that will vest within 60 days of the date hereof.

Percentage: Approximately 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,870,931
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,870,931

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Issuer’s securities during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure in Item 3 relating to the RSUs is incorporated herein by reference.

12

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2024

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

13

CUSIP No. 514766104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

14